Rule 424(b)(3) Prospectus
                                                   Commission File No. 333-33968


                                 307,500 SHARES

                                APA OPTICS, INC.


                                  COMMON STOCK


         This prospectus covers up to 307,500 shares of the common stock, par value $.01 per share, of APA Optics, Inc., a Minnesota corporation, which may be sold from time to time by certain shareholders named in this prospectus. Our common stock is traded on the Nasdaq SmallCap Market under the symbol APAT. On April 11, 2000, the closing sale price for the common stock as reported on the Nasdaq SmallCap Market was $28.50 per share.


         The shares of common stock offered by this prospectus may be sold by the selling shareholders from time to time in transactions on the open market or in negotiated transactions, in each case at prices satisfactory to them.

                  SEE "RISK FACTORS" BEGINNING AT PAGE 6 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

                          ----------------------------

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         No person has been authorized by us to give any information or to make any representations about the offering of common stock made by this prospectus other than the information and representations contained in this prospectus. Accordingly, you should not rely on information outside of this prospectus. This prospectus is not an offer to sell or buy any security other than the common stock offered by this prospectus; it is not an offer to sell or buy securities in any jurisdiction in which such offer is not qualified; and it is not an offer to buy or sell securities to any person to whom such offer would be unlawful. The information in this prospectus is current as of the date of this prospectus. Your receipt of this prospectus does not mean that there has been no change in the affairs of APA Optics, Inc. since the date of this prospectus or that the documents which are incorporated by reference in this prospectus are correct as of any date after the date of such documents.


                 THE DATE OF THIS PROSPECTUS IS APRIL 12, 2000.

                       WHERE YOU CAN FIND MORE INFORMATION

         APA Optics is subject to the informational requirements of the Securities Exchange Act of 1934, and files reports, proxy statements and other information with the Securities and Exchange Commission. These reports, proxy statements and other information can be inspected and copies can be made at:

         * the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549

         * the regional offices of the Commission located at 500 West Madison Street, Chicago, Illinois 60601 and at 7 World Trade Center, New York, New York 10048

         *   the offices of Nasdaq Operations, 1735 K Street, N.W., Washington,
             D.C.

         These materials may also be accessed electronically by means of the Securities and Exchange Commission's home page on the Internet
(http://www.sec.gov).


         This prospectus is a part of a registration statement on Form S-3 (Commission File No. 333-33968) that APA Optics has filed with the Securities and Exchange Commission. You may obtain copies of the registration statement from the Commission at the addresses in the preceding paragraph. This prospectus does not contain all of the information set forth in the registration statement and its exhibits. The registration statement provides further information about us and the shares. While we believe this prospectus provides the material information regarding the contracts and documents described in it, the statements contained in this prospectus about the contents of any contract or any other documents are not necessarily complete and, in each such instance, you should inspect the copy of such contract or document filed as an exhibit to the registration statement.


                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The following documents filed by APA Optics with the Commission pursuant to the Securities Exchange Act of 1934 (File No. 0-16106) are incorporated by reference in this prospectus, except as otherwise superseded or modified herein:

         Our annual report on Form 10-K for the fiscal year ended March 31, 1999.

         Our quarterly reports on Form 10-Q for the fiscal quarters ended June 30, 1999, September 30, 1999 and December 31, 1999.

         Our registration statement on Form 8-A, dated July 28, 1987, registering our common stock under Section 12(g) of the Securities Exchange Act of 1934.

         Our proxy statement on Schedule 14A for our annual shareholders meeting for the fiscal year ended March 31, 1999.

         All other reports and documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act since March 31, 1999 and prior to the termination of the offering of the common stock, are also deemed to be incorporated by reference into this prospectus.

         Any statement in any document incorporated or deemed to be incorporated by reference is modified or superseded to the extent that a statement in this prospectus or in any other subsequently filed document incorporated by reference modifies or supersedes such statement.

         We will furnish you, without charge, with a copy of any or all of the documents referred to above (other than exhibits to such documents). Requests for copies should be directed, orally or in writing, to:

                                       Anil K. Jain, Chief Executive Officer
                                       APA Optics, Inc.
                                       2950 N.E. 84th Lane
                                       Blaine, MN 55434
                                       Telephone: (763) 784-4995

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

PROSPECTUS SUMMARY.............................................................1

THE COMPANY....................................................................3

RISK FACTORS...................................................................6

FORWARD-LOOKING STATEMENTS....................................................14

USE OF PROCEEDS...............................................................15

PRICE RANGE OF COMMON STOCK...................................................15

SELLING SHAREHOLDERS..........................................................15

PLAN OF DISTRIBUTION..........................................................17


EXPERTS AND LEGAL MATTERS.....................................................18


MATERIAL CHANGES..............................................................19

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION..........................19

ANTITAKEOVER STATUTE..........................................................19

                               PROSPECTUS SUMMARY

         THE FOLLOWING SUMMARY CONTAINS INFORMATION ABOUT APA OPTICS, INC., SOMETIMES REFERRED TO AS "APA OPTICS" OR THE "COMPANY." IT MAY NOT CONTAIN ALL THE INFORMATION THAT MAY BE IMPORTANT TO YOU. YOU SHOULD READ THE ENTIRE PROSPECTUS, THE DOCUMENTS WHICH ARE INCORPORATED BY REFERENCE IN THE PROSPECTUS, INCLUDING THE FINANCIAL DATA AND RELATED NOTES, AND THE OTHER INFORMATION CONTAINED IN THE FORM S-3 REGISTRATION STATEMENT BEFORE MAKING AN INVESTMENT DECISION. THE REFERENCES TO "WE," "US," AND "OUR" MEAN APA OPTICS, EXCEPT WHERE IT IS CLEAR BY THE CONTEXT THAT THE REFERENCE IS TO SOMEONE ELSE.

                                   THE COMPANY

         APA Optics is engaged in the business of designing, manufacturing, and marketing optical components and various optoelectronic products. Currently, we are focused on two product areas: dense wavelength division multiplexer (DWDM) components for fiber optic communications and gallium nitride-based ultraviolet
(UV) detectors (both components and integrated detector/electronic/display packages). We selected these areas of concentration because we believe they have significant potential markets and because we have significant expertise and/or patent positions relating to them.

         For several years we received significant revenues from providing research and development services in connection with projects sponsored by various government agencies. In fiscal 1998, we determined to shift our emphasis from research and development to product development, realizing that this shift would significantly reduce revenues and increase losses until we realize revenues from our products. If we are successful in manufacturing and marketing our products, we expect to significantly increase revenues and achieve profitability.

         APA Optics was incorporated in Minnesota in March 1979 and became a publicly owned company in 1986. Our principal offices are located at 2950 N.E. 84th Lane, Blaine, Minnesota 55434, and our telephone number is (763) 784-4995.

                                  RISK FACTORS

         An investment in our common stock involves a high degree of risk and is not appropriate for persons who cannot afford to lose their entire investment. See "Risk Factors."

                                  THE OFFERING


          The shares of common stock which are offered by this prospectus are shares which will be issued to the selling shareholders named in this prospectus if they choose to convert their 2% Series A Convertible Preferred Stock and/or exercise related warrants for purchase of common stock. They acquired the Preferred Stock and warrants in March 2000 for a total purchase price of $5 million. If all shares of the Preferred Stock were converted and all warrants were exercised at the conversion price and warrant exercise prices in effect as of the date of this prospectus (which prices are subject to adjustment), 200,357 shares of common stock would be added to the Company's issued and outstanding common stock (assuming that all Preferred Stock dividends are paid in cash rather than accreted to the stated value of the Preferred Stock). Certain information about the Company's common stock and this offering is summarized below.


         Concurrently with this offering we have filed a registration statement for sale of common stock for gross proceeds of $100 million. As of the date of this prospectus, we do not know whether any shares will be sold or the price at which sales may be made.

         Common stock to be issued upon conversion of
         Preferred Stock(1)............................ 142,857 shares

         Common stock to be issued upon exercise of
         warrants...................................... 57,500 shares

         Common stock to be outstanding after
         conversion of Preferred Stock and exercise
         of warrants (1)(2)............................ 9,198,349

         Use of proceeds............................... APA will not receive any proceeds from the
                                                        conversion of the
                                                        Preferred Stock or the
                                                        sale of common stock by
                                                        the selling
                                                        shareholders. We will
                                                        receive $1,750,000 if
                                                        the warrants are
                                                        exercised in full.
                                                        These funds will be
                                                        used for general
                                                        corporate purposes.

         Nasdaq symbol................................. APAT

         Transfer Agent and Registrar.................. Norwest Shareowner
                                                        Services, South
                                                        St. Paul, Minnesota


         (1) Assumes that (a) dividends are paid in cash rather than accreted to stated value and (b) a conversion price of $35.00 per share. If dividends are accreted to stated value, or if the conversion price is adjusted to a lower price pursuant to the terms of the Preferred Stock, the number of shares of common stock issuable upon conversion will increase. Under the terms of our agreement with the selling shareholders, we are required to register (and this prospectus offers) a total of 307,500 shares (which includes 57,500 shares issuable upon exercise of warrants) to provide for possible adjustments in conversion price and accretion of dividends to stated value.

         (2) Assumes no issuance of common stock other than in connection with this offering and no exercise of any warrants or options for common stock or conversion of any securities convertible to common stock. As of April 12, 2000 we had reserved for issuance:

             (a) 151,358 shares for various warrants, not including additional warrants in an amount not currently calculable which may be issued in connection with certain bond financing; and
             (b) 1,246,338 shares under employee benefit plans, a directors option plan, and other options.

                          SUMMARY FINANCIAL INFORMATION

                                         Nine Months Ended December 31           Year Ended March 31
                                         -----------------------------           -------------------
                                                  (unaudited)
Statement of operations data:                 1999             1998             1999             1998
                                              ----             ----             ----             ----
Net revenues                              $   239,142      $   629,122      $   722,030      $ 2,190,637
Net income (loss)                          (2,860,842)      (1,755,353)      (2,513,798)        (967,767)
Net income (loss) per share (basic)              (.33)            (.21)            (.30)            (.12)
Net income (loss) per share (diluted)            (.33)            (.21)            (.30)            (.12)

                                        December 31, 1999                             March 31
                                        -----------------                             --------
                                           (unaudited)
Balance sheet data:                                                             1999             1998
                                                                                ----             ----
Working capital                           $ 1,860,158                       $ 2,864,549      $ 5,345,480
Total assets                                5,741,421                         6,804,976        9,629,912
Shareholders' equity                        2,408,527                         3,389,295        5,859,863


                                   THE COMPANY

         Since the founding of APA Optics in 1979, we have focused on leading edge research in sophisticated optoelectronic and optical system areas with the primary goal of developing advanced products for subsequent marketing and fabrication. We currently manufacture DWDM optical components, offer a range of gallium nitride (GaN) based devices and services, and market custom optics products.

         For the last several years our goal has been to manufacture and market products and components based on our technology developments. We have selected two product areas based on significant potential markets and our expertise and/or patent positions: dense wavelength division multiplexer (DWDM) components for fiber optic communications and gallium nitride-based ultraviolet (UV) detectors (both components and integrated detector/electronic/display packages). If we are successful in manufacturing and marketing these products, we expect to significantly increase revenues and achieve profitability.

PRODUCTS

         Our current products are as follows:

         * Optical Lens Systems. We design and build multi-element lens systems and components, including mounting structures, for precision quality optical needs in many applications, including laser-based systems, imaging systems, inspection systems, display systems, display optics, focusing optics for ultraviolet fire alarms, alignment verification optics for dual magnetic recording heads, and multi-magnification optics systems for optical comparators.

         * Optical Thin Film Coatings. We custom design, develop, and fabricate optical thin film coatings for optical components of lasers, laser systems, optical instruments, and optical devices. We use optical thin film coating services in two major ways: to apply antireflective coatings onto Company-fabricated lens components, and to design, develop and fabricate coatings for lens components supplied by customers.

         * Optoelectronics Devices. We are focusing research and development efforts on several optoelectronic devices. Optoelectronic devices are vital components of communication systems and optical instruments.

         Currently, we are developing the following products:


         * Dense Wavelength Division Multiplexer (DWDM). Recently, we demonstrated the feasibility of a DWDM capable of transmitting several channels of different optical wavelengths through a single optical fiber for communication applications. The DWDM represents a decade of research and development at APA Optics to establish the design and fabrication capabilities for high performance optical and electro-optical devices. In 1993 and 1994, we developed a DWDM optical modulator which incorporated high speed electro-optic modulators and an optical wavelength division multiplexer based on high frequency holographic gratings. APA's current DWDM represents our development efforts to enhance and refine the holographic grating based optical wavelength division multiplexer to meet the performance specifications of sophisticated fiber optic communication systems. By enabling the multiplexing of several optical wavelength channels onto a single optical fiber (a simple analogy is the expansion of a single lane highway to multi-lane throughway), our DWDM provides increased data handling capabilities required by fiber optic communication systems. We are currently optimizing the packaging of our DWDM to comply with the environmental exposure requirements placed on telecommunication optical components. We filed the first patent related to the DWDM optical modulator in June 1994, and the patent was awarded on May 8, 1995. Since then, we have filed for six additional patents related to Dense Wavelength Division Multiplexer/Demultiplexer devices. We were awarded two of these patents in March 1997 and February 1998. The other four applications are still pending.


         * UV Detector. The UV Detector is a high response solid state detector based on single-crystal gallium nitride (GaN). The GaN detector is expected to have applications in spectrometry, solar radiation measurement, excimer-laser measurement and calibration, biomedical instrumentation, and flame detection and monitoring. The detector is visible blind, which allows detection of UV radiation in the presence of room lights without a filter. We believe the GaN detector has advantages over photomultiplier tubes because of its ruggedness and chemical inertness, which suit it for application in high-vibration and harsh environments as well as high-temperature operation. We have been awarded at least four patents in nitride related technologies.

         * Other Products. We are in the process of introducing several other products by packaging our UV detectors with electronics and displays for many applications. Among these are a solar sensing watch to detect potential cancer causing UV radiation for consumer applications, UV radiation based flame sensors for industrial applications, and UV radiation meters for laboratory and industrial applications. All of these products have significant similarities and, therefore, do not require significant financial resources for development.

MARKETING AND DISTRIBUTION

         We delivered a limited number of alpha units of our DWDM to customers during fiscal 1999 and 2000. We have sold several UV detectors to more than 30 customers, as well as a few detector/electronics packages. During this time, we have been aggressively marketing both products by advertising in relevant professional magazines, showcasing our products in trade shows, direct mailing, personal visits, and distributors in various countries, including Japan, Germany, Italy and France. We also maintain product information on our Web page. Our DWDM product manager focuses on sales of DWDM and two persons work on marketing and sales of gallium nitride-based products.

SOURCES OF RAW MATERIALS

         Two of the principal materials used in our business are optical glass and optical chips. Optical glass is commercially available through several distributors. We currently use at least two vendors for optical chips and continuously look for additional vendors for these parts. Certain chemicals and other materials necessary for our products are routinely available from several sources.

ENVIRONMENTAL COMPLIANCE

         Because we handle a number of chemicals in our operations, we must comply with federal, state and local laws and regulations regarding the handling and disposal of such chemicals. The cost of such compliance is not material.

MAJOR CUSTOMERS

         In prior years, we provided research and development services under contracts with various governmental agencies. Currently, we have no material contracts with any of such agencies.

         Revenues from the following unrelated customers constituted more than ten percent of our total operating revenues in the last three fiscal years:

                                                Year Ended March 31
Name                                     1999          1998          1997
------------------------------------ ------------- ------------- ------------

Air Force                                 23%           20%           42%
Army                                       0%           25%           22%
Navy                                      18%           38%           36%
ARPA                                      59%           17%           -0%
                                         ----          ----          ----

Total                                    100%          100%          100%
                                         ====          ====          ====


COMPETITION

         Competition in the optoelectronics and optics fabrication businesses is significant. Many of the companies engaged in these businesses are well-financed and have significantly greater research, development, production, and marketing resources than we do. However, we believe that we have a competitive advantage due to our patents and the uniqueness of our devices. In particular, we believe that our DWDM is the most efficient (lowest insertion loss) and compact device currently available.

RESEARCH AND DEVELOPMENT

         During the fiscal years ended March 31, 1999, 1998, and 1997 we spent approximately $382,000, $339,000, and $375,000, respectively, on research and development sponsored by the Company, all of which was related to the DWDM, UV detector and related products. In addition, in each of those years, we spent approximately $837,000, $1,431,000, and $1,610,000, respectively, on research activities sponsored by customers. During the 11 months ended February 29, 2000, we spent approximately $299,000, on research and development sponsored by the Company, all of which was related to the DWDM, UV detector and related products and approximately $181,000, on research activities sponsored by customers.

EMPLOYEES


         As of April 12, 2000, we employed 36 full-time employees (including executive officers).


                                  RISK FACTORS

         BEFORE YOU INVEST IN THE COMMON STOCK YOU SHOULD CONSIDER THAT THE VALUE OF THE SHARES IN THE SECONDARY MARKET IS SUBJECT TO VARIOUS RISKS, INCLUDING THOSE DESCRIBED BELOW. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, RESULTS OF OPERATIONS OR CASH FLOWS COULD BE ADVERSELY AFFECTED. IN THOSE CASES, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT. THESE RISKS SHOULD BE EVALUATED TOGETHER WITH ALL OF THE OTHER INFORMATION IN THIS PROSPECTUS BEFORE YOU DECIDE TO PURCHASE ANY OF THE SHARES WHICH ARE OFFERED. SPECIFIC RISK FACTORS WHICH YOU SHOULD CONSIDER INCLUDE THE FOLLOWING:

         WE HAVE LIMITED EXPERIENCE IN MANUFACTURING. Although we have been involved in the manufacturing of optical components for several years, and have manufactured limited quantities of UV detectors and alpha DWDMs, we have not engaged in high volume manufacturing of these products. We may be unable to manufacture products that satisfy the volume and quality requirements of our customers, and, as a result, we may not achieve significant revenues or profitability.

         WE MAY NOT BE ABLE TO REDUCE OUR MANUFACTURING COSTS SUFFICIENTLY OR PLAN OUR MANUFACTURING EXPANSION accurately. We expect the price of our existing products to decline due to various factors, such as increased competition, including from companies with lower labor and production costs; a limited number of potential customers with significant bargaining leverage; introduction of new products by competitors; and greater economies of scale for higher volume manufacturers. To increase our revenues, we must increase our unit volumes and our manufacturing capacity. Adding capacity increases our fixed costs and the levels of unit shipments we must produce to achieve positive gross margins. As a result, if we are unable to increase our revenues or continuously reduce our manufacturing costs, our gross margins will not improve and we will continue to incur losses.

         We are increasing our manufacturing capacity at our existing facilities in Aberdeen, South Dakota. Developing manufacturing capabilities involves significant risks which could materially adversely affect our gross margins and revenues, including:

         * Our inability to qualify a new manufacturing line for all of our customers;

         *   unanticipated cost increases;

         *   unavailability or late delivery of equipment;

         *   unforeseen environmental or engineering problems; and

         *   personnel recruitment delays.

         Expanding our manufacturing capacity requires substantial time to build out and equip facilities and train personnel. If we receive orders substantially in excess of our planned capacity, we might not be able to fulfill them quickly enough to meet customer requirements. Our inability to deliver products timely could enable competitors to win business from our customers.

         WE MAY NOT BE ABLE TO EFFECTIVELY INCREASE PRODUCTION AND MAINTAIN ACCEPTABLE MANUFACTURING YIELDS, RESULTING IN DELAY OF PRODUCT SHIPMENTS AND IMPAIRMENT OF OUR GROSS MARGINS. Manufacturing our products is highly complex and labor intensive. As we rapidly increase production and hire more people, our manufacturing yield, which is the percentage of our products which meet customer specifications, could decline, resulting in product shipment delays, possible lost revenue opportunities, higher customer returns, and impaired gross margins. Some of our manufacturing lines have experienced lower than expected yields, which could continue in the future. Rapid increases in production levels to meet demand may also result in higher overtime costs and other expenses.

         WE HAVE HAD LIMITED SALES AND EXPECT LOSSES. To date, we have had only limited sales of UV detectors and DWDMs. As of December 31, 1999, we had an accumulated deficit of $9,256,929. We expect operating losses to continue until sales of these products reach a level sufficient to cover operating costs. We may never generate sales at the required levels or become profitable. Our auditors' opinion concerning our financial statements for the fiscal year ended March 31, 1999 states that our accumulated deficit and recurring losses from operations raise substantial doubt about our ability to continue as a going concern.

         Our ability to achieve profitability will depend on our ability to develop and bring new proprietary products to market. Our ability to become profitable will also depend upon a variety of other factors, including the following:

         *   The price, volume and timing of sales of products;

         * Variations in gross margins of our products, which may be affected by sales mix and competitive pricing pressures;

         *   Changes in the level of our research and development; and

         *   Acquisitions of products, technology or companies.

         Our long-term success will also be affected by expenses, difficulties and delays frequently encountered in developing and commercializing new products, competition, and the regulatory environment in which we operate. We cannot be certain that we will ever achieve significant revenues or profitable operations.

         WE MUST CONTINUE TO FUND PRODUCT DEVELOPMENT. The continued existence and the growth and profitability of the Company depend upon the success of our product manufacturing and marketing efforts. In order for new products to be successfully marketed, they must satisfy the needs of potential customers by performing under the conditions in which such customers intend to use the products. We must continue development of these products and their packaging to ensure that these products will meet such requirements. However, our products may not perform as anticipated or as needed by customers.

         OUR BUSINESS WILL SUFFER IF WE FAIL TO OBTAIN ADEQUATE FUNDING IN A TIMELY MANNER. We expect that we will need substantial additional funding. Our business, results of operations and cash flows will be adversely affected if we fail to obtain adequate funding in a timely manner. Our funding requirements will depend on many factors, including:

         *   The progress of our research and development programs;

         *   Revenue growth, if any;

         *   The amount of cash generated, if any, by our operations;

         * The costs involved in preparing, filing, prosecuting, maintaining, enforcing and defending patent claims and other intellectual property rights;

         *   Competing technological and market developments; and

         * The need for additional manufacturing facilities to accommodate growth.

         We anticipate that our existing capital resources as of the date of this prospectus will be adequate to fund operations and capital expenditures at least through March 31, 2001. However, if we experience unanticipated cash requirements during this period, we could require additional funds much sooner. We may receive funds from the sale of equity securities, or the exercise of outstanding warrants and options to acquire common stock. However, we cannot assure you that any of those fundings will occur, or if they occur, that they will be on terms favorable to us. Also, the dilutive effect of those fundings could adversely affect our results per share.

         ASSERTING AND DEFENDING INTELLECTUAL PROPERTY RIGHTS WILL HARM OUR RESULTS OF OPERATIONS REGARDLESS OF SUCCESS. Our business will be harmed if competitors develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets, if our trade secrets are disclosed or if we cannot effectively protect our rights to unpatented trade secrets.


         We actively seek patent protection for our proprietary products and technologies. We have a number of United States patents. However, litigation may be necessary to protect our patent position, and we cannot be certain that we will have the required resources to pursue the necessary litigation or otherwise to protect our patent rights. Our efforts to protect our patents may fail. In addition to pursuing patent protection in appropriate cases, we also rely on trade secret protection for unpatented proprietary technology. However, trade secrets are difficult to protect.


         Claims may be brought against us in the future based on patents held by others. These persons could bring legal actions against us claiming damages and seeking to enjoin manufacturing and marketing of the affected product. If any of these actions are successful, in addition to any potential liability for damages, we could be required to obtain a license in order to continue to manufacture or market the affected product. We cannot assure you whether we would prevail in any of these actions or that we could obtain any licenses required under any of these patents on acceptable terms, if at all.


         We know of no pending patent infringement suits or threats of patent infringement litigation either related to:


         *   patents held by us; or

         *   our products or proposed products.

         There could be significant litigation in our industry regarding patent and other intellectual property rights. If we become involved in any litigation, it could consume a substantial portion of our resources, regardless of the outcome of the litigation.

         WE EXPERIENCE STRONG COMPETITION AND CHANGES IN TECHNOLOGY COULD RESULT IN MORE COMPETITION. The business in which we engage is highly competitive. Many of our competitors include large, well-financed and established companies who have far greater marketing, product development, and financial resources than we do.

         We may not be able to successfully anticipate changes in technology, industry standards, customer requirements and product offerings, yet our ability to develop and introduce new and enhanced products will impact our position as a leader in the deployment of high-capacity solutions. The accelerating pace of deregulation in the telecommunications industry will likely intensify the competition for improved technology. There has been an increase in the funding of new companies intending to develop new products for the rapidly evolving telecom industry. These companies have time-to-market advantages due to the narrow and exclusive focus of their efforts. New companies may provide additional competition for our existing product lines as well as potential future products. The introduction of new products embodying new technologies or the emergence of new industry standards could render our existing products uncompetitive from a pricing standpoint, obsolete or unmarketable. Any of these outcomes would have a material adverse effect on our business, financial condition and results of operations.

         Because many of our competitors have greater financial and other resources than we do, they may be able to more quickly:

         *   respond to new technologies or technical standards;

         *   react to changing customer requirements and expectations;

         *   manufacture, market and sell current products;

         *   develop new products or technologies; and

         *   deliver competitive products at lower prices.

         As a result of these factors, our customers could decide to purchase products from our competitors and reduce their purchases from us.

         In addition, our competitors or customers may acquire our suppliers and potential suppliers. Our customers may also develop their own internal sources of supply in competition with us. For example, Corning has announced an expansion of its ability to produce thin film optical filters by a factor of ten as well as the acquisition of Oak Industries, a maker of components used in WDM systems. Lucent Technologies, has announced an investment in privately-held Horizon Photonics, Inc., a provider of automated manufacturing of passive optical components. Lucent has also commented publicly that it sells a large portion of its components on the merchant market in addition to supplying its own needs. Cisco Systems, an emerging player in WDM systems, has announced the acquisition of Pirelli Optical Systems and a strategic investment of $100 million in Pirelli's optical components and submarine optical transmission system businesses. In addition, Nortel Networks has announced a $400 million investment in its optical networking and components business, including a new facility for the fabrication of optical components.

         WE CURRENTLY HAVE LIMITED MARKETING EXPERTISE AND PERSONNEL AND EXPECT TO INCUR SUBSTANTIAL MARKETING COSTS. Our growth is dependent upon our ability to implement an aggressive, strong, and consistent marketing program for the Company's new products. During fiscal 1999, we hired two individuals to serve as marketing and sales managers. In addition, we currently market our products through independent distributors in several foreign countries. We believe that it is necessary to significantly expand our marketing efforts to market our new products successfully. Accordingly, we expect to incur substantial costs in connection with marketing and sales efforts. However, we cannot be sure that our efforts will result in significantly greater product recognition or market penetration, or significantly increased levels of revenues.

         ACCEPTANCE OF OUR NEW PRODUCTS IS UNCERTAIN. Although we have received several indications of interest from potential customers, we have not received any significant production orders. Because our products are relatively new in the market and are still being evaluated by potential customers, we cannot predict accurately the volume or timing of any orders.

         WE MAY NOT BE ABLE TO SUCCESSFULLY COMPLETE DEVELOPMENT AND ACHIEVE COMMERCIAL ACCEPTANCE OF OUR NEW PRODUCTS. Although we have delivered evaluation units of our DWDM and UV detector products, we do not yet have products that can be manufactured or distributed on a commercial basis. The maturing process from laboratory prototype to commercial acceptance involves a number of steps, including:

         *   successful completion of product development;

         *   validation of manufacturing methods;

         *   extensive quality assurance and reliability testing; and

         *   identification and qualification of component suppliers.

         Each of these steps in turn presents serious risks of failure, rework or delay, any one of which could materially and adversely affect the speed and scope of product introduction and marketplace acceptance of the products. In addition, unexpected intellectual property disputes, failure of critical design elements, and a host of other execution risks may delay or even prevent the introduction of these products. We have not yet demonstrated commercial acceptance of these products and commercialization may require substantial sales and marketing efforts over lengthy sales cycles. Our best efforts may not be successful in attaining significant commercial acceptance and purchase of our products.

         In addition, certain major telecommunications equipment manufacturers who are our potential customers require testing and approval of all their DWDM suppliers' products by Telcordia (formerly Bellcore) Laboratories (or equivalent). Although we plan to submit our DWDM products to Telcordia (or equivalent laboratories) and believe that we meet all applicable standards, we have not yet submitted the DWDMs for such evaluations. Also, even if we submit our DWDMs for such evaluations, we cannot be certain that we will receive approval. Until we receive such approval, we will be unable to sell to a number of potentially significant customers.

         PRODUCT PERFORMANCE PROBLEMS COULD LIMIT OUR SALES PROSPECTS. The production of new fiberoptic systems with high technology content involves occasional problems as the technology and manufacturing methods mature. If significant reliability, quality or monitoring problems develop, a number of material adverse effects could result, including:

         *   manufacturing rework costs;

         *   high service and warranty expense;

         *   high levels of product returns;

         *   delays in collecting accounts receivable;

         *   reduced orders from existing customers; and

         *   declining interest from potential customers.

         Although we maintain accruals for product warranties, actual costs could exceed these amounts.

         IF OUR NEW PRODUCT INTRODUCTIONS ARE DELAYED, OR IF OUR NEW PRODUCTS HAVE DEFECTS, OUR REVENUES WOULD BE HARMED AND OUR COSTS COULD INCREASE. If we do not introduce new products in a timely manner, we will not obtain incremental revenues from these products or be able to replace more mature products with declining revenues or gross margins. Customers could decide to purchase components from our competitors, resulting in lost revenue over a longer term. We could also incur unanticipated costs if new product introductions are delayed or we need to fix defective new products.

         WE MAY NOT BE ABLE TO SUCCESSFULLY MANAGE RAPID GROWTH. If we are successful in marketing our products, and if we receive orders for volume manufacturing, we will need to develop an infrastructure able to support growth, including comprehensive and reliable management information systems and additional manufacturing and other personnel. We may be unable to develop such systems or locate, hire, train and retain necessary personnel.

         WE ARE DEPENDENT ON KEY PERSONNEL. Although we have hired a business manager for fiber optic products, as well as marketing and sales managers, we are still dependent upon the continued services of Dr. Anil K. Jain. The loss of his services could have a significant adverse impact upon the Company's operations and development. We do not have an employment agreement or a noncompete agreement with Dr. Jain, although we maintain $1,000,000 in key man life insurance on him.

         WE MAY NOT BE ABLE TO RECRUIT AND RETAIN THE PERSONNEL WE NEED TO SUCCEED. If we cannot hire and retain technical personnel with advanced skills and experience in the specialized field of fiber optics, our product development programs may be delayed and our customer support efforts may be less effective. If we are unable to hire the necessary managerial, sales and marketing personnel, we may not be able to increase our revenues.

         WE ARE DEPENDENT ON SUPPLIERS. We rely on outside vendors to supply certain of the raw materials and other components of our products. For certain components, we may rely on single sources of supply, which could result in the unavailability of or interruptions in delivery of such components, manufacturing delays caused by such unavailability or interruptions, and fluctuations in the quality and price of such components. Delivery delays, quality problems and price increases could hurt our ability to supply our customers with products in a timely manner, which can cause our shipments and revenues to decline.

         IF WE ARE UNABLE TO COMPLY WITH ENVIRONMENTAL LAWS AND REGULATIONS, OUR BUSINESS MAY BE HARMED. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous materials and waste products. We currently maintain a supply of several hazardous materials at our facilities. We might be required to incur significant cost to comply with environmental laws and regulations. In the event of an accident, we could be held liable for any damages that result, and the liability could exceed our resources.


         BECAUSE CURRENT OFFICERS AND DIRECTORS OWN A LARGE PERCENTAGE OF OUR STOCK, THESE SHAREHOLDERS MAY BE ABLE TO CONTROL APA OPTICS AND ALSO PREVENT POTENTIALLY BENEFICIAL ACQUISITIONS OF APA OPTICS. As of April 12, 2000 our officers and directors beneficially owned approximately 30% of the outstanding shares of our common stock. Beneficial ownership includes shares of our common stock subject to options exercisable within 60 days of April 12, 2000.

         These shareholders, if acting together, may be able to elect all of our directors, and otherwise significantly influence matters requiring approval by our shareholders. This concentration of ownership and the lack of cumulative voting may also delay or prevent a third party from acquiring us.


         These shareholders may have interests that differ from other shareholders of APA Optics, particularly in the context of potentially beneficial acquisitions of APA Optics. For example, to the extent that these shareholders are employees of APA Optics, they may be less inclined to vote for acquisitions of APA Optics involving the termination of their employment or diminution of their responsibilities or compensation.


         WE DO NOT INTEND TO PAY DIVIDENDS. We intend to use any cash flows from operations to finance further growth of the Company's business. Accordingly, investors should not purchase the shares with a view towards receipt of dividends.

         OUR STOCK PRICE MAY EXHIBIT VOLATILITY AND THE TRADING PRICE OF OUR STOCK MAY DECREASE DUE TO FACTORS BEYOND OUR CONTROL. Our common stock price has experienced substantial volatility in the past and is likely to remain volatile in the future. Volatility can arise as a result of the activities of short sellers and risk arbitrageurs and may have little relationship to our financial results or prospects. The trading prices of our common stock is also affected by the following factors, among others:

         *   Variations in anticipated or actual results of operations;

         * Announcements of new products or technological innovations by competitors; and

         *   Changes in earnings estimates of operational results by analysts.

         Volatility can also result from divergence between our actual or anticipated financial results and/or status of product development or commercialization, and published expectations of analysts and announcements we may make. We attempt to address possible divergence through our public announcements and reports; however, the degree of specificity we can offer in such announcements, and the likelihood that any forward-looking statements we make will prove correct in actual results, can and will vary.

         Our revenues and operating results have fluctuated significantly from quarter-to-quarter in the past and may fluctuate significantly in the future as a result of several factors, some of which are outside of our control. These factors include:

         *   the size and timing of customer orders;

         *   our ability to manufacture and ship our products on a timely basis;

         * our ability to obtain sufficient supplies to meet our product manufacturing needs;

         * our ability to meet customer product specifications and qualifications;

         *   long and unpredictable sales cycles of up to a year or more;

         * our ability to sustain high levels of quality across all product lines; changes in our product mix;

         *   customer cancellations or delivery deferrals;

         *   seasonality of customer demand; and

         *   difficulties in collecting accounts receivable.

         Due to these factors, results are difficult to predict and you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. It is possible that, in future periods, our results of operations may be below the expectations of public market analysts and investors.

         Moreover, the stock market from time to time has experienced extreme price and volume fluctuations, which have particularly affected the market prices for emerging growth companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock.


         During the past three years from the date of this prospectus, the market price per share of our common stock has fluctuated between approximately $3.50 and $64.


         OUR BUSINESS MAY BE HARMED IF WE BECOME SUBJECT TO SECURITIES CLASS ACTION LITIGATION. In the past, following periods of volatility in the market price of a company's common stock, securities class action litigation has been brought against the issuing company. This type of litigation could be brought against us in the future. The litigation could be expensive and divert management's attention and resources, which could adversely affect our business and results of operations whether or not our defense is successful. If the litigation is determined against us, we could also be subject to significant liabilities.

         THE MARKET PRICE OF OUR STOCK MAY FALL IF OTHER SHAREHOLDERS SELL THEIR STOCK. If our shareholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a price we deem appropriate.


         As of April 12, 2000 we had 8,997,992 shares of our common stock outstanding. Substantially all of these shares are eligible for sale in the public market. In addition, we are currently registering for public sale 307,500 shares of common stock which may be offered upon conversion of our outstanding 2% Series A Convertible Preferred Stock and related warrants, and an indeterminate number of shares of common stock (but not in excess of $100 million) offered directly by the Company.

         THE VALUE OF YOUR STOCK MAY DECREASE IF OTHER SECURITY HOLDERS EXERCISE THEIR OPTIONS OR WARRANTS OR CONVERT CONVERTIBLE SECURITIES. As of April 12, 2000 we had reserved 1,705,196 shares of our common stock for future issuance upon exercise of outstanding options, warrants and convertible securities. If these securities are exercised or converted, you may experience dilution in the book value and earnings per share of your common stock. This may cause the market price of our common stock to fall.

         WE MAY ISSUE ADDITIONAL STOCK WITHOUT YOUR CONSENT. The Company has authorized 15 million shares of common stock, of which 8,997,992 shares are issued and outstanding as of April 12, 2000. We may seek shareholder authorization to increase that amount at our next annual shareholders meeting. The Board of Directors has authority, without action or vote of the shareholders, to issue all or part of the authorized but unissued shares. Additional shares may be issued in connection with future financings, acquisitions, employee plans, or otherwise. Any such issuance will dilute the percentage ownership interest of existing shareholders, and may dilute the book value of the common stock. We currently intend to sell up to $100 million in common stock from time to time at prices related to current market prices (subject to discount in some circumstances) in a registered public offering to institutional investors. We do not know the number or price of shares to be sold, or whether any shares will be sold. In addition, the Company is authorized to issue up to 5 million undesignated shares, of which 1,500 shares have been designated as 2% Series A Convertible Preferred Stock. As of April 12, 2000, 500 shares of 2% Series A Convertible Preferred Stock had been issued and were outstanding. The Board of Directors can issue additional preferred stock in one or more series and fix the terms of such stock without approval by shareholders. Preferred stock may include the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion and redemption rights and sinking fund provisions. The issuance of preferred stock could affect the rights of the holders of common stock adversely and reduce the value of the common stock. In addition, specific rights granted to holders of preferred stock could be used to restrict the Company's ability to merge with or sell its assets to a third party.


         OUR DIRECTORS' LIABILITY IS LIMITED UNDER MINNESOTA LAW. Our Articles of Incorporation, as amended and restated, state that our directors are not liable for monetary damages for breach of fiduciary duty, except for a breach of the duty of loyalty, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for dividend payments or stock repurchases illegal under Minnesota law, and for any transaction in which the director derived an improper personal benefit. In addition, our bylaws provide that we shall indemnify our officers and directors to the fullest extent permitted by Minnesota law for all expenses incurred in the settlement of any actions against them in connection with their service as officers or directors of the Company.

         ANTI-TAKEOVER PROVISIONS. Minnesota law provides Minnesota corporations with anti-takeover protections. These protective provisions could delay or prevent a change in control of the Company by requiring shareholder approval of significant acquisitions of voting stock of the Company. These provisions operate even when many shareholders may think a takeover would be in their best interests.

                           FORWARD-LOOKING STATEMENTS

         This prospectus and the information which is incorporated by reference in this prospectus include "forward-looking statements" within the meaning of the securities laws. Statements about us and our expected financial position, business and financing plans are forward-looking statements. Forward-looking statements can be identified by, among other things, the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "seeks," "pro forma," "anticipates," "intends," or other variations or comparable terminology, or by discussions of strategy or intentions. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot assure you that our expectations will prove to be correct. Forward-looking statements are necessarily dependent upon assumptions, estimates and data that may be incorrect or imprecise and involve known and unknown risks, uncertainties and other factors. Accordingly, you should not consider our forward-looking statements as predictions of future events or circumstances. A number of factors could cause our actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by our forward-looking statements. These factors include, but are not limited to: the competitive environment in our industry; changes in economic conditions in general and in our business; changes in prevailing interest rates and the availability of and terms of financing to fund our business; our ability to attract and retain qualified personnel; changes in our acquisition and capital expenditure plans; and other factors discussed in this prospectus including, without limitation, those in our filings with the Securities and Exchange Commission. Given these uncertainties, you should not rely on our forward-looking statements in making an investment decision. We disclaim any obligation to update you on any factors that may affect the likelihood of realization of our expectations and we do not intend to announce publicly the results of any revisions to any of our forward-looking statements to reflect future events or developments. All written and oral forward-looking statements attributable to us (including statements before and after the date of this prospectus) are expressly qualified by these cautionary statements.

                                 USE OF PROCEEDS


         We will not receive any proceeds from the conversion of the Preferred Stock or the sale of common stock by the selling shareholders. We will receive $2,121,025 in payment of the exercise price if the warrants are exercised in full. Warrant exercise proceeds, if any, will be used for general corporate purposes.


                           PRICE RANGE OF COMMON STOCK


         Our common stock is listed and traded under the symbol "APAT" on the Nasdaq SmallCap Market. The following table shows the high and low closing sale prices as reported by the Nasdaq SmallCap Market during the last three fiscal years ended March 31, 1998, 1999, and 2000.


--------------------------------------------------------------------------------
FISCAL YEAR        1998       1998      1999      1999      2000      2000
SALE PRICE          LOW       HIGH      LOW       HIGH      LOW       HIGH
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 First Quarter    $5.25      $6.50     $5.62     $6.75     $5.25     $8.50
--------------------------------------------------------------------------------
Second Quarter     5.37       6.62      4.25      6.00      3.50      7.93
--------------------------------------------------------------------------------
 Third Quarter     6.12       9.25      4.00      5.00      3.88     19.50
--------------------------------------------------------------------------------
Fourth Quarter     5.50       8.00      4.75     10.00     11.31     64.00
--------------------------------------------------------------------------------


         We have never declared or paid a dividend on our common stock and the Board of Directors currently intends to retain all earnings, if any, for use in the business for the foreseeable future. Any future determination as to declaration and payment of dividends will be made at the discretion of the Board of Directors, subject to covenants in any loan documents restricting the payment of dividends. Our current loan agreements restrict our ability to pay dividends.

                              SELLING SHAREHOLDERS

         On March 15, 2000, Strong River Investments, Inc., Bay Harbor Investments, Inc. and Ampal American-Israel Corporation purchased an aggregate of $5,000,000 of 2% Series A Convertible Preferred Stock and warrants from APA Optics in a private placement transaction. Strong River, Bay Harbor and Ampal received 300, 100 and 100 shares, respectively, of Preferred Stock which may be converted into our common stock. In addition, Strong River received warrants to acquire 30,000 shares of our common stock, Bay Harbor received warrants to acquire 10,000 shares of our common stock and Ampal received warrants to acquire 10,000 shares of our common stock.

         The warrants issued to Strong River, Bay Harbor and Ampal are exercisable at $35.00 and expire on March 15, 2005. The Preferred Stock carries a 2% cumulative dividend payable upon conversion in cash or common stock. As of the date of this prospectus, the Preferred Stock is convertible into shares of our common stock at $35.00 per share. Beginning September 14, 2000, and each monthly period thereafter while shares of the Preferred Stock are outstanding, the conversion price will reset in accordance with the formula set forth in the Certificate of Designations, Rights, Preferences and Limitations of Series A 2% Convertible Preferred Stock of APA. The conversion price is also subject to adjustment pursuant to the anti-dilution provisions set forth in such certificate.

         Any shares of Preferred Stock outstanding three years after the funding date automatically convert into shares of our common stock at the then applicable conversion price. The Preferred Stock is redeemable under certain circumstances as stated in the certificate.

         A holder of the Preferred Stock may not convert into shares of common stock if after the conversion, the holder, together with its affiliates, would beneficially own over 9.999% of the outstanding shares of our common stock. This restriction may be waived by a holder on not less than 61 days' notice to us.

         In addition, as long as our common stock is listed for trading on Nasdaq, we may not issue common stock on conversion of the Preferred Stock in an amount which exceeds 19.999% of the outstanding common stock immediately prior to the sale of the Preferred Stock without obtaining prior shareholder approval.

         Since the number of shares of our common stock issuable upon conversion of the Preferred Stock will change based upon fluctuations of the market price of our common stock prior to a conversion, the actual number of shares of our common stock that will be issued under the Preferred Stock, and consequently the number of shares of our common stock that will be beneficially owned by Strong River, Bay Harbor or Ampal cannot be determined at this time. Because of this fluctuating characteristic, we agreed to register a number of shares of our common stock that exceeds the number of our shares of common stock currently beneficially owned by them. The number of shares of our common stock listed in the table below as being beneficially owned by Strong River, Bay Harbor or Ampal includes the shares of our common stock that are issuable to each of them, subject to the 9.999% limitation, upon conversion of their Preferred Stock and exercise of their warrants. However, the 9.999% limitation would not prevent Strong River, Bay Harbor or Ampal from acquiring and selling in excess of 9.999% of our common stock through a series of conversions and sales under the Preferred Stock and acquisitions and sales under the warrants.

         In connection with the March 2000 financing, Wharton Capital Partners, Ltd., received warrants to purchase 7,500 shares of our common stock at $49.47 per share for its role as placement agent. The 7,500 shares are also being offered to the public by means of this prospectus.

         The following table sets forth the name of each person who is offering shares of common stock by this prospectus, the number of shares of common stock owned by each person now, the number of shares of common stock that may be sold in this offering, and the number of shares of common stock each person will own after the offering, assuming they sell all of the shares offered.

------------------------------------------------------------------------------------------------------------
                                   BENEFICIAL OWNERSHIP PRIOR   SHARES TO BE SOLD IN   BENEFICIAL OWNERSHIP
              NAME                         TO OFFERING                OFFERING            AFTER OFFERING
------------------------------------------------------------------------------------------------------------
                                      SHARES      PERCENTAGE                           SHARES    PERCENTAGE
------------------------------------------------------------------------------------------------------------

Strong River Investments, Inc.      115,715(1)       1.3%            180,000(2)           0           0
------------------------------------------------------------------------------------------------------------
Bay Harbor Investments, Inc.         38,571(3)         *              60,000(2)           0           0
------------------------------------------------------------------------------------------------------------
Ampal American-Israel Corporation    38,571(4)         *              60,000(2)           0           0
------------------------------------------------------------------------------------------------------------
Wharton Capital Partners, Inc.        7,500(5)         *               7,500(5)           0           0
------------------------------------------------------------------------------------------------------------


* Less than 1%.
(1) Consists of the shares of our common stock issuable to Strong River, subject to the 9.999% limitation, upon conversion of its Preferred Stock and exercise of its warrants.


(2) Pursuant to the agreement with Strong River, Bay Harbor and Ampal, we are required to register such number of shares of common stock equal to the sum of (i) 175% of the number of shares of common stock issuable upon conversion in full of their Preferred Stock, assuming for such purposes that their Preferred Stock is outstanding for three years and that such conversion occurred on April 3, 2000, and (ii) the number of shares of common stock issuable upon exercise in full of the warrants held by Strong River, Bay Harbor and Ampal.


(3) Consists of the shares of our common stock issuable to Bay Harbor, subject to the 9.999% limitation, upon conversion of its Preferred Stock and exercise of its warrants.

(4) Consists of the shares of our common stock issuable to Ampal, subject to the 9.999% limitation, upon conversion of its Preferred Stock and exercise of its warrants.

(5) Consists of the shares of our common stock issuable to Wharton Capital Partners, Inc. if it exercises the warrant it received for placing the Preferred Stock.

                              PLAN OF DISTRIBUTION

         The selling shareholders have advised us that there are presently no underwriting arrangements with respect to the sale of the shares; however, such arrangements may exist in the future.

         The selling shareholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

         * ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

         * block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         * purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

         * an exchange distribution in accordance with the rules of the applicable exchange;

         *   privately negotiated transactions;

         *   short sales;

         * broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

         *   a combination of any such methods of sale; and

         *   any other method permitted pursuant to applicable law.

         The selling shareholders may also engage in short sales against the box, puts and calls and other transactions in securities of the Company or derivatives of Company securities and may sell or deliver shares in connection with these trades. The selling shareholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling shareholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

         Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

         The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

         We are required to pay all fees and expenses incident to the registration of the shares, including up to $5,000 of the fees and disbursements of counsel to the selling shareholders. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

                            EXPERTS AND LEGAL MATTERS

         The financial statements of APA Optics, Inc. as of March 31, 1999 and 1998, and for each of the three years in the period ended March 31, 1999, incorporated by reference in this prospectus and in the registration statement of which this prospectus is a part have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the ability of APA Optics to continue as a going concern, as described in Note 2 to the financial statements) also incorporated by reference herein. Such financial statements have been incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

         The validity of the shares of common stock offered by this prospectus has been passed upon for the Company by Moss & Barnett, A Professional Association, Minneapolis, Minnesota.

                                MATERIAL CHANGES

         There have been no material changes in the financial condition or business of the Company since its Report on Form 10-Q for the quarter ended December 31, 1999 except for our placement of $5 million in 2% Series A convertible preferred stock and related warrants for purchase of 50,000 shares of common stock in March 2000.


              DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION


         Our Articles of Incorporation limit personal liability for breach of the fiduciary duty of our directors, to the fullest extent provided by the Minnesota Business Corporation Act. The Articles eliminate the personal liability of directors for damages occasioned by breach of fiduciary duty, except for liability based on the director's duty of loyalty to APA Optics, liability for acts or omissions not made in good faith, liability for acts or omissions involving intentional misconduct, liability based on payments of improper dividends, liability based on violations of state securities laws, and liability occurring prior to the date such provision was added. Any amendment to or repeal of these provisions will not be applied retroactively to adversely affect any right or protection of a director with respect to any acts or omissions occurring prior to the amendment or repeal. In addition, the Minnesota Business Corporation Act and our Bylaws provide that our officers and directors have the right to indemnification from the Company for liability arising out of certain actions to the fullest extent permissible by law.

         This indemnification may be available for liabilities arising in connection with this offering. However, in the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act of 1933 is against public policy as expressed in the Act and is therefore unenforceable.

                              ANTITAKEOVER STATUTE

         Section 302A.671 of the Minnesota Business Corporation Act (the "Minnesota Act") applies, with certain exceptions, to any acquisition of voting stock of APA Optics, including the receipt of a proxy, from a person other than APA Optics, and other than in connection with certain mergers and exchanges to which APA Optics is a party, that results in the beneficial ownership by the acquiring party of 20% or more of the Company's voting stock then outstanding. Under Section 302A.671 any such acquisition must be approved by a majority vote of our shareholders. In general, in the absence of such approval, shares exceeding the threshold are denied voting rights and may be redeemed by us at the then fair market value within 30 days after the acquiring person fails to give a timely information statement to the Company or after the date that shareholders vote not to grant voting rights to the acquiring person's shares.

         Section 302A.673 of the Minnesota Act generally prohibits any business combination by a Minnesota company with any shareholder that purchases 10% or more of the company's voting shares (an "interested shareholder") within four years following the interested shareholder's share acquisition date, unless the business combination is approved by a committee of all of the disinterested members of the Board of Directors of the company before the share acquisition.

         These statutory provisions could delay or prevent a change in control of APA Optics.

                                 307,500 SHARES

                                APA OPTICS, INC.

                                  COMMON STOCK

                             ----------------------

                                   PROSPECTUS

                             ----------------------




                                 APRIL 12, 2000